

S   21004802   N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2020 AND ENDING 07/31/2021

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ace Diversified Capital, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

923 E. Valley Boulevard #213

                                   (No. and Street)

San Gabriel	CA	91776
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynnwood Jen   (626) 307-8300

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

                            (Name – *if individual, state last, first, middle name*)

18455 Burbank, # 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Lynnwood Jen _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Ace Diversified Capital, Inc. _____ , as

of July 31 _____ , 20 21 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

_____

_____

_____

_____

Signature

CEO

_____

Title

CALIFORNIA ACKNOWLEDGMENT
Notary Public   ATTACHED   fc.

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

State of California
County of _____ Los Angeles _____)

On __ 9-7-2021 __ before me, __ Lisa Chen, Notary Public __

(insert name and title of the officer)

personally appeared __ Lynnwood Jen _____ ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ (Seal)

LISA CHEN
Notary Public - California
Los Angeles County
Commission # 2334267
My Comm. Expires Sep 25, 2024

ACE DIVERSIFIED CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JULY 31, 2021

ACE DIVERSIFIED CAPITAL, INC.

Table of Contents

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Ace Diversified Capital, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Ace Diversified Capital, Inc. as of July 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Ace Diversified Capital, Inc. as of July 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ace Diversified Capital, Inc. management. My responsibility is to express an opinion on Ace Diversified Capital, Inc. financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Ace Diversified Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Ace Diversified Capital, Inc.'s financial statements. The Supplemental Information is the responsibility of the Ace Diversified Capital, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Ace Diversified Capital, Inc. auditor since 2004.

Tarzana, California

September 17, 2021

Statement of Financial Condition
For the Year Ended July 31, 2021

ASSETS

Cash	$	120,684
Commissions Receivable		26,692
Deposits with Clearing Organizations		50,880
Furniture and Equipment		
Net of Accumulated Depreciation		3,154
Officer Loan		54,472
Other Assets		11,716
Total Assets	$	267,598

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	255
Income Tax Payable		3,899
Commissions Payable		12,500
Total Liabilities		16,654

STOCKHOLDERS' EQUITY

Common Stock, no par value, 55,000 shares		
authorized, issued, and outstanding		55,000
Additional Paid-in-Capital		376,650
Accumulated Deficit		(180,706)
Total Stockholders' Equity		250,944
Total Liabilities and Stockholders' Equity	$	267,598

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Income
For the Year Ended July 31, 2021

REVENUES

Commissions	$	534,372
Revenue from Sale of Investment Company shares		91,736
Revenue from Sale of Insurance based products		20,015
Interest Income		11,253
Loan Forgiveness		8,000
Total Revenues		665,376

EXPENSES

Clearing Fees	93,711
Commissions	409,319
Legal and Professional Fees	28,600
Rent	24,050
Research & Development	48,000
Other Expenses	39,762
Total Expenses	643,442

NET INCOME BEFORE INCOME TAXES		21,934
LESS: INCOME TAX EXPENSES		(3,899)
NET INCOME	$	18,035

ACE DIVERSIFIED CAPITAL, INC.

Statement of Stockholders' Equity
For the Year Ended July 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, August 1, 2020	$ 55,000	$ 376,650	$ (198,741)	$ 232,909
Net Income			18,035	18,035
Ending balance, July 31, 2021	$ 55,000	$ 376,650	$ (180,706)	$ 250,944

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Cash Flows
For the Year Ended July 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	18,035
Noncash Items Included in Net Income:		
Loan Forgiveness		(8,000)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Commissions Receivable		22,287
Deposits with Clearing Organizations		132
Officer Loan		(2,594)
Other Assets		(534)
Increase (decrease) in liabilities		
Accounts Payable		(2,464)
Commissions Payable		(21,500)
Income Tax Payable		(1,866)
Total adjustments		(6,539)
Net cash provided by operating activities		3,496

CASH FLOWS FROM INVESTING ACTIVITIES

Additons to Property and Equipment		(3,154)
Net cash provided by investing activities		(3,154)
Net increase in cash		342
Cash at beginning of year		120,342
Cash at end of year	$	120,684

Supplemental Disclosures

Cash paid during the year for:

Interest	$	-
Income taxes	$	5,765

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ace Diversified Capital, Inc. (the "Company") was incorporated in the state of California on July 31, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including equities, options, mutual funds, and variable annuities. The Company transacts business with its clients in primarily California, and secondarily overseas in Taiwan and China.

The Company clears its clients' accounts through another broker-dealer, Wedbush, Inc., on a fully disclosed basis. The Company maintains a clearing deposit at Wedbush, which was $50,880 on July 31, 2021.

Summary of Significant Accounting Policies

The Company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and the related commission income and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Cash

The Company maintains cash deposits in an institution which is insured by the Federal Deposit Insurance Corporation. This government corporation insures balances up to $250,000.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ACE DIVERSIFIED CAPITAL, INC.

Notes to Financial Statements
July 31, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of July 31, 2021.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. 100% of the Company's revenues were generated in the State of California.

Note 2: INCOME TAXES

For the year ended July 31, 2021, the components of the Company's income tax expense are as follows:

State Income Taxes (California)	$	1,232
Federal Income Tax		2,667
Total Income Tax Expenses	$	3,899

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. At July 31, 2021, management did not believe any valuation allowances were necessary.

As of July 31, 2021, the Company has income taxes payable of $3,899.

The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of July 31, 2021, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and California state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

ACE DIVERSIFIED CAPITAL, INC.

Notes to Financial Statements
July 31, 2021

Note 3: SBA LOAN

During April 2020, in response to the economic impact of the COVID-19 pandemic, the Company applied for a loan under the Small Business Administration (SBA)'s Economic Injury Disaster Loan (EIDL) program. The EIDL program is designed to provide economic relief to businesses that are currently experiencing a temporary loss of revenue. The Company received a total of $8,000 which is subject to review by the SBA. In July 2021, the SBA forgave the entire balance of the loan and, correspondingly, the full amount was recorded as revenue and the liability was removed from the balance sheet.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to the uniform Net Capital Rule (SEC Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on July 31, 2021, the Company's net capital of $174,323 exceeded the minimum net capital requirement of 6 2/3% of aggregate indebtedness $1,110 or $5,000, whichever is greater, by $169,323; and the Company's ratio of aggregate indebtedness of $16,654 to net capital was 0.10 to 1, which is less than the 15 to 1 maximum ratio requirement.

Note 5: RELATED PARTY TRANSACTIONS

The Company has an outstanding note receivable from one of its shareholders. The note carries an interest rate of 5% and will mature on July 31, 2022. At July 31, 2021, the outstanding balance of the note was $54,472, of which $2,594 was accrued interest, and is included in the statement of financial condition.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company is currently leasing an office space in San Gabriel, California, on a month to month basis. Rent expense for year ended July 31, 2021, was $24,050. The Company has a branch office in Los Angeles, California, for which it does not incur rent expense.

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company's lease is month to month; therefore, no right-of-use asset is required.

Note 7: REVENUE RECOGNITION

ASC 606, Revenue from Contracts with Customers, was issued in May 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 on August 1, 2018 using the modified retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Note 7: REVENUE RECOGNITION (CONTINUED)

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are imposed on or concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The Company generates its revenue from the sale of securities products in the form of commissions, concessions and trail commissions. The Company's commission income is derived from transactions when the Company is engaged as an agent. The Company does not participate in net gains or losses from transactions acting as a principal or riskless principal.

The Company's revenue comprises security commissions on the sale of equities and options, the sale of investment company shares, and insurance-based product revenue. Additionally, the Company earns margin interest income.

Security commission revenue represents the sale of over-the-counter stock, put and call option trades, and insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date.

Revenue from the sale of investment company shares consists of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Revenue from the sale of insurance-based products represents the sale of fixed annuities and other life insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. The Company primarily earns trail revenue from the management of fixed annuity and life insurance assets, which is recognized monthly, as earned, based on the average assets.

Note 8: SUBSEQUENT EVENTS

During the period from August 1, 2020, through September 17, 2021, financial and operational challenges have arisen, due in large part to a virus known as the Coronavirus or COVID-19. On January 30, 2020, the World Health Organization declared the COVID-19 a public health emergency. The declaration has a potential impact on the Company as the securities industry is subject to various risks such as interest rate, market, and credit risks. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak; however, Management is unable to estimate the impact that this public health emergency will have on the company's financial position or its operating results and accordingly, no adjustments have been made to the accompanying financial statements.

Management has reviewed the results of operations for the period of time from its year end July 31, 2021 through September 17, 2021, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

ACE DIVERSIFIED CAPITAL, INC.

Schedule I
Statement of Net Capital
For the Year Ended July 31, 2021

	Focus 07/31/2021	Audit 07/31/2021	Change
Stockholders' Equity, 07/31/2021	$ 250,944	$ 250,944	-
Less: Non-allowable Assets			
Officer Loan	54,472	54,472	-
Fixed Assets	3,154	3,154	-
Other Assets	18,995	18,995	-
Tentative net capital	174,323	174,323	-
Haircuts:	-	-	-
NET CAPITAL	174,323	174,323	-
Minimum requirements of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000	5,000	-
Excess net capital	$ 169,323	$ 169,323	-
Aggregate indebtedness	$ 16,654	$ 16,654	-
Ratio of aggregate indebtedness to net capital	0.10:1	0.10:1	-

There are no differences between the audit and Focus filed at 07/31/2021

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according
to the provision of Rule 15c3-3(k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements
under the (k)(2)(ii) exemptive provision and as supported by footnote 74 to SEC Release 34-70073

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended July 31, 2021, which were agreed to by Ace Diversified Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ace Diversified Capital, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ace Diversified Capital, Inc. management is responsible for the Ace Diversified Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended July 31, 2021, as applicable with the amounts reported in Form SIPC-7 for the year ended July 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms' records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 17, 2021

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended __7/31/2021__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-049555 FINRA   JUL
Ace Diversified Capital, Inc
923 E Valley Bl. #213
San Gabriel, Ca 91776

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lynnwood Jen 626-307-830[

2.
A. General Assessment (item 2e from page 2) — $661

B. Less payment made with SIPC-6 filed (**exclude interest**) — (381.11)
__02/28/2021__
   Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 0

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $280

G. PAYMENT: √ the box
Check mailed to P.O. Box [ ] Funds Wired [✔] ACH [ ]
Total (must be same as F above) — $280

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ace Diversified Capital, Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _31_ day of _August_ , 20 _21_ .   CEO
                                              (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 08/01/2020
and ending 07/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $665376

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   111751

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   93711

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income, SBA loan forgiveness   19253

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

Enter the greater of line (i) or (ii)   0

Total deductions   244715

2d. SIPC Net Operating Revenues $440661

2e. General Assessment @ .0015 $661

(to page 1, line 2.A.)

2

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Ace Diversified Capital, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ace Diversified Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Ace Diversified Capital, Inc., stated that Ace Diversified Capital, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception Ace Diversified Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer or its agent and not the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ace Diversified Capital, Inc. 's management is responsible for compliance with the exemption provisions and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Ace Diversified Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 17, 2021



Assertions Regarding Exemption Provisions

We, as members of management of Ace Diversified Capital Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer or its agent and not the Company.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting August 1, 2020 through July 31, 2021.

Ace Diversified Capital Inc.

By:

_____
(Jen, Lynnwood)   9-17-21